CUSIP No. 943526103                                      Page 1 of 5 Pages


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G


          Information Statement Pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                             (Final Amendment)


                           Wave Systems Corp.
     _________________________________________________________________
                             (Name of Issuer)



                   Class A Common Stock, $.01 par value
     _________________________________________________________________
                      (Title of Class of Securities)



                               943526103
      _______________________________________________________________
                              (CUSIP Number)















                     ________________________________

CUSIP No. 943526103                                      Page 2 of 5 Pages
__________________________________________________________
1)   Name of Reporting Person                        Balestra Capital, Ltd.
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                    New York
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting         -0-
Shares Beneficially           Power
Owned by Each
Reporting Person
With:
                         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-  170,600 shares of
                              tive Power     Class A Common Stock,
                                             $.01 par value
                         ________________________________________

                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           170,600 shares of
     Owned by Each Reporting Person          Class A Common Stock,
                                             $.01 par value
_________________________________________________________________

10)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
__________________________________________________________________
11)  Percent of Class
     Represented by                            1.9%
     Amount in Row (11)
__________________________________________________________________
12)  Type of Reporting
     Person                                    IA

CUSIP No. 943526103                                      Page 3 of 5 Pages
                      Final Amendment to Schedule 13G
                      _______________________________

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 6, 1995 and Amendment No. 1 thereto filed on February 7, 1996.

Item 1(a) -    Name of Issuer:

               Wave Systems Corp.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               540 Madison Avenue, 38th Floor
               New York, NY  10022

Item 2(a) -    Name of Person Filing:

               Balestra Capital, Ltd.

Item 2(b) -    Address of Principal Business Office or, if none,
               Residence:

               1185 Avenue of the Americas
               New York, New York  10036

Item 2(c) -    Citizenship or Place of Organization:

               New York

Item 2(d) -    Title of Class of Securities:

               Class A Common Stock, $.01 par value ("Common
Stock")

Item 2(e) -    CUSIP Number:

               943526103

Item 3   -     Statements Filed Pursuant to Rules 13d-1(b) or
               13d-2(b):

               Balestra Capital, Ltd. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

CUSIP No. 943526103                                      Page 4 of 5 Pages
Item 4    -    Ownership.

               (a)  Amount Beneficially Owned:

                    170,600 shares of Common Stock

               (b)  Percent of Class:

                    1.9%

               (c)  Number of shares as to which such person has:

                    (i)       sole power to vote or to direct the vote:

                              -0-

                    (ii)      shared power to vote or to direct the vote:

                              -0-

                    (iii) sole power to dispose or to direct the dispo-sition of:

                              170,600 shares of Common Stock

                    (iv) shared power to dispose or to direct the disposition of:

                              -0-

Item 5    -    Ownership of Five Percent or Less of a Class:

               This statement is being filed to report that as of the date hereof the filing person has ceased to beneficially own more than five percent of the Common Stock.

Item 6    -    Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable

Item 7    -    Identification and Classification of the
               Subsidiary Which Acquired the Security Being Reported on By the Parent Company:

               Not Applicable

Item 8-   Identification and Classification of Members of the Group:

               Not Applicable

CUSIP No. 943526103                                      Page 5 of 5 Pages
Item 10   -    Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BALESTRA CAPITAL, LTD.



                              By  /s/ James L. Melcher
                              James L. Melcher, President



Date:  January 28, 1997